UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 395,045
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 395,045

11. Aggregate Amount Beneficially Owned by Each Reporting Person 395,045

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 395,045
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 395,045

11. Aggregate Amount Beneficially Owned by Each Reporting Person 395,045

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 345,399
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 345,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person 345,399

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,529,237.72
DAP	Working Capital	$3,085,107.00

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have continued to evaluate information that National Home Health Care Corp. ("NHHC") has made public so far as well as from other sources regarding NHHC's proposed merger transaction (the "Merger" or "Transaction") with affiliates of Angelo Gordon, in partnership with Eureka Capital Partners and members of management (all together the "Insider Group").

As disclosed in prior filings, Lawndale sent letters (the "Letters") to NHHC's Board of Directors on December 19, 2006, a copy of which was attached as Exhibit B to Amendment No. 2 to Schedule 13D filed December 20, 2006, on January 12, 2007, a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed January 16, 2007, and on February 14, 2007, a copy of which was attached as Exhibit B to Amendment No. 4 to Schedule 13D filed February 15, 2007 detailing its concerns regarding the Transaction, objecting to the merger consideration and process and indicating an intent to vote against the merger and seek appraisal rights unless certain changes were made.

Lawndale believes for reasons including, but not limited to, those set forth in its Letters, that the NHHC Board improperly entered into the Merger Agreement and that certain members of NHHC management and Board of Directors may have breached their fiduciary duties, including, but not limited to, their duty to obtain the maximum sale price for NHHC shareowners. Lawndale further believes that such breaches of fiduciary duty support, as a matter of law, rejection of the Merger Agreement in its entirety, or removal of certain terms that interfere with NHHC shareowners obtaining the best and highest value for their shares, including, but not limited to, the limitations on the Company's ability to provide confidential due diligence to other bidders and the requirement that a so-called "break-up" fee be paid.

Lawndale has read of NHHC's recent rejection of an offer from Premier Home Health Care Services, Inc., ("Premier") and its rejection of a letter of interest from Scott-Macon Ltd., retained on behalf of an "interested investment group."

On March 1, 2007, Lawndale sent a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference to this filing) to NHHC's Board of Directors informing it of Lawndale's belief that Premier's offer appears to be superior to the Insider Group's offer in terms of offering (i) a better price per share by 65 cents or nearly 6%, (ii) a lower EBITDA threshold, and (iii) a substantially lower break-up fee.

Given that several parties have expressed an interest in acquiring NHHC, Lawndale's letter reiterated its demand that NHHC's Special Committee institute a proper process and retain an investment bank to assist it in the evaluation of all strategic alternatives.

At a fair and appropriate price resulting from a full and open auction process, Lawndale would support the sale of NHHC. Lawndale further believes, particularly given NHHC's excess cash and non-cash working capital, that other buyers would be willing to pay a meaningfully higher price for NHHC were a proper process instituted by the Special Committee.

Lawndale has been and may continue to be in contact with NHHC management, members of NHHC's Board of Directors, prospective acquirers, other shareowners, their advisors and others regarding the Merger and other alternatives that NHHC could employ to maximize shareowner value. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since February 14, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	2/26/2007	697	11.34

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of NHHC dated March 1, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 15, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER TO BOARD MEMBERS OF NATIONAL HOME HEALTH CARE

Andrew Shapiro

President

March 1, 2007

Board of Directors

National Home Health Care Corp.

c/o Corporate Secretary

700 White Plains Road, Suite 275

Scarsdale, NY 10583

To the Board Members of National Home Health Care:

As you know, Lawndale Capital Management and its affiliates (collectively "Lawndale") are long-term shareowners of National Home Health Care Corp. ("NHHC" or the "Company") owning 395,045 shares, or 7.0% of NHHC's outstanding shares. As you also know, from our December 19th, January 12th and February 14th letters, we do not agree with the Board's decision to sell the Company to the NHHC management/Eureka Capital/Angelo Gordon group ("Insider Group") at the unacceptably low "take-under" price and pursuant to the unacceptably locked up Merger Agreement (the "Take-Under Agreement"). In particular, we are offended by the sale "process", described in NHHC's Preliminary Proxy ("Proxy"), in which it is clear to us that the directors of NHHC have acted in a manner that places the interests of the Fialkow family and senior management before those of NHHC's independent shareholders. Lawndale reiterates its belief that the Insider Group transaction was entered into improperly and was a breach of fiduciary duty to independent shareholders that represents sufficient grounds for terminating the Take-Under Agreement.

It is now clear that there are other potential buyers interested in NHHC, buyers who were presumably interested in acquiring the Company prior to your decision to enter into the Take-Under Agreement. Your refusal thus far to conduct a full and fair auction to attract those buyers has prevented and deterred potentially superior offers from being made. The recent situation with Premier Home Health Care Services, Inc. ("Premier") is but one stark example of the Board's breach of its fiduciary duties. Given our prior communications with you and the fact that you are on notice of the severe deficiencies in the sale process and deal terms you are pursuing, we were shocked to hear that the Special Committee met on Monday, February 26, 2007 and "recommended unanimously to the Board of Directors that since the previously announced proposal by Premier Home Health Care Services, Inc. remains conditional, it was not a Superior Proposal within the meaning of the Agreement and Plan of Merger between NHHC and affiliates of Angelo Gordon & Co. and therefore should be rejected." Exactly how is the Premier offer "conditional" and how do such conditions, if they exist, justify rejection of a superior offer? We understand that Premier is a synergistic bidder and that Premier's offer is superior to the Insider Group's offer in terms of offering (i) a better price per share by 65 cents or nearly 6%, (ii) a lower EBITDA threshold, and (iii) a substantially lower break-up fee. We also understand that other than those superior terms, Premier's offer contains substantially the same terms as the Insider Group transaction. We are not aware of any conditions on Premier's offer that would warrant a rejection. If we are wrong and such conditions exist, please immediately disclose to the independent shareholders exactly what those conditions are and why you believe they warrant a rejection.

But even assuming that there is a basis to reject Premier's offer, Premier's offer demonstrates that there are potentially superior offers for NHHC that the Board is ignoring in violation of its duties to the independent shareholders. The rejection of the Premier offer raises the question of whether the Special Committee has even retained an investment bank to advise it. Given that NHHC is in Revlon mode, there is clearly a need for the Special Committee to fully inform itself of all relevant information that will help the Board fulfill its duty to maximize current shareholder value. If it has not done so already, it is clearly time for the Special Committee to retain a nationally known and respected investment bank to assist the Special Committee in its deliberations and to ensure that the committee meets its most basic and fundamental due care obligations.

The Board's rapid fire rejection of a clearly superior offer from Premier is further evidence that the current process reeks of corruption by insiders. At least three parties have now expressed interest in acquiring NHHC and we believe that it is highly likely that higher priced offers will materialize if the Special Committee adheres to its fiduciary obligations and creates an environment that is conducive to attracting additional bidders. We demand that the Board renounce the Take-Under Agreement as the result of a corrupt process. We demand that NHHC refuse to pay a break-up fee due to the unlawful nature of the Agreement. We further demand that the Special Committee retain an investment bank to assist it in the evaluation of all strategic alternatives, and should the desire to sell the Company be reaffirmed, oversee a full and fair auction process open to all potential bidders.

We believe that a proper auction requires the following attributes:

    That an independent investment bank be hired to represent the Special Committee to evaluate strategic alternatives including the "non-sale" of the Company.

    That any agreement entered into includes a "Go Shop" clause with a minimum duration of 45 days, rigorously pursued by the investment bank.

- To the extent that the Company enters into another agreement with others, any break-up fee should be modest and appropriate.

    Any agreement entered into should allow the Board to accept a "Superior" proposal.

    Any agreement should be contingent upon approval by a majority of independent shareholders.

The existence and rejection of Premier's offer is evidence that the Insider Group transaction was entered into improperly and represents a breach of the Board of Directors' fiduciary duties to the independent shareholders. As we stated in our last letter, we believe that NHHC's Proxy describes a sale process in which the directors of NHHC have acted in a manner that places the interests of the Fialkow family and senior management before those of NHHC's independent shareholders. The "process" was and continues to be perverted by self-interested management and select insiders and rubber stamped by a board that we must reluctantly conclude has abandoned its duties to independent shareholders. Further, we believe that these facts represent sufficient grounds for terminating the Insider Group's Merger Agreement without paying the inordinately high break-up fee.

As we have stated previously, after so many missed opportunities to act on behalf of independent shareholders, NHHC's Board, now more than ever, is obligated to take actions to guide the process to obtain the highest price reasonably obtainable for the Company's shareholders, regardless of management's continued participation. This is what the Board's fiduciary duties require, and we expect the Board to fully abide by these duties.

Yours Sincerely,

Andrew E. Shapiro

President

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